
Mail Stop 3720

May 31, 2007

Via U.S. Mail and Fax (212) 704-2267
Frank Mergenthaler
Chief Financial Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

      RE: **The Interpublic Group of Companies, Inc.**
               Form 10-K for the fiscal year ended December 31, 2006
               Filed February 28, 2007

               File No. 1-06686

Dear Mr. Mergenthaler:

      We have reviewed your supplemental response letter dated May 7, 2007 and have the following comments. As noted in our comment letter dated April 16, 2007, we have limited our review to only the issues addressed in our comments.

Annual Report filed on form 10-K for the year ended December 31, 2006

Note 20 – Review of Stock Option Practices, page 96-97

Note 21 – Out-of-Period Adjustments, page 98

1. We appreciate your analysis of the misstatements due to stock option errors and out-of-period adjustments provided in your response. However, we note that you only included periods since 2002 and that you disclose in both your 10-K report and response that the deficiencies identified in your review impacted years prior to this date. Please extend your analysis to include each of the years in the period 1996 through 2001. Also tell us whether you considered extending your review to cover stock option practices prior to 1996 in view of the deficiencies identified.

    Please revise your analysis for all periods to separately identify the errors that relate to stock options, out-of-period adjustments and any other errors. Present the information in a manner that is readily reconcilable to the pretax and net of tax amounts disclosed in notes 20 and 21 or provide a separate reconciliation. Also, provide a schedule showing the items included in "Other non-current liabilities" in note 20 and "Other adjustments" in note 21.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director